Goldman Sachs (Asia) L.L.C. (a Delaware, USA limited liability company) 68th Floor | Cheung Kong Center | 2 Queen’s Road Central | Hong Kong Tel: (852) 2978-1000 | Fax: (852) 2978-0396	Barclays Capital Inc. 745 Seventh Avenue New York, NY 10019 United States
VIA EDGAR
December 7, 2010
Securities and Exchange Commission
100F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Matthew Crispino, Staff Attorney

Re:	Camelot Information Systems Inc. (the “Company”) Registration Statement on Form F-1 (File No. 333 - 170825)
Ladies and Gentlemen:
     We hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 3:30 p.m. EST on December 9, 2010, or as soon thereafter as is practicable.
     Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated December 6, 2010, through the date hereof:
     Preliminary Prospectus dated December 6, 2010:
     2,986 copies to prospective Underwriters, institutional investors, dealer and others.
     The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
[Signature page follows]

Very truly yours,

Goldman Sachs (Asia) L.L.C.
Barclays Capital Inc.
As Representatives of Several Underwriters

By: Goldman Sachs (Asia) L.L.C.	By: Barclays Capital Inc.
By:/s/ Winston Cheng	By:/s/ William Bowmer
Name: Winston Cheng	Name: William Bowmer
Title: Managing Director	Title: Managing Director